Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 20, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on November 20, 2006, entitled "Statoil’s share saving plan allocates shares".

Statoil’s share saving plan allocates shares

15 November 2006 DnB NOR purchased on behalf of Statoil (OSE:STL, NYSE:STO) 125,000 shares for use in the group’s share saving plan.

83,800 shares have on 17 November 2006 been distributed to the employees in accordance with their savings amount. Following this, the share saving plan has 1 , 200 , 572 shares.

Closely related to primaryinsider Jacob S Middelthon has retired and received 91 bonus shares average of NOK 154 .62.

STATOIL ASA (Registrant)
Dated: November 20, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer